Exhibit 99.2
ENCANA CORPORATION
Report Pursuant to Section 189.1.3
of the
Securities Regulation (Québec)
1.	Name and Address of Offeree Corporation
EnCana Corporation (the “Corporation”)
1800 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta
T2P 4K9
2.	Name and Address of Offeror

Same as above.

3.	Designation of Securities Subject to the Bid

The Corporation has filed notice with the Toronto Stock Exchange (the “Exchange”) relating to the repurchase by the Corporation of certain of its outstanding Common Shares pursuant to a normal course issuer bid to be undertaken pursuant to the rules of the Exchange.

4.	Date of the Bid

The Corporation is eligible to commence purchases of its outstanding Common Shares under the normal course issuer bid on November 6, 2006 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the Exchange on November 1, 2006 (the “Notice”).

5.	Maximum Number of Securities of the Class Subject to the Bid Which Are Sought By the Offeror

The Corporation is eligible to acquire up to 80,187,347 Common Shares during the 12 month period commencing November 6, 2006 and ending on November 5, 2007.

6.	Value of Consideration Offered for Security

The closing price of the Common Shares on the Exchange on November 6, 2006 (being the trading day prior to the date of the filing of this report) was $55.42.

7.	Fee Payable In Respect of the Bid

$ 222,199.14

8.	Exemption Relied Upon

The Corporation is relying on the exemption set forth in Section 120 of the Securities Act (Quebec).

DATED at Calgary, Alberta this 6th day of November, 2006.

ENCANA CORPORATION

Per:	“Kerry D. Dyte”

Name: Kerry D. Dyte
Title: General Counsel & Corporate Secretary